CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,814,000	$200.64

Pricing supplement no. 952 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 164-A-II dated November 8, 2010	Registration Statement No. 333-155535 Dated November 19, 2010 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $2,814,000 Quarterly Review Notes Linked to Copper due December 2, 2011

General

  The notes are designed for investors who seek early exit prior to maturity at a premium if, on any of the four Review Dates, the average of the Copper Price on such Review Date and the four immediately preceding trading days is at or above the Trigger Price applicable to that Review Date. If the notes are not automatically called, investors are protected against up to a 10% decline of the Commodity Closing Level but if the Commodity Closing Level declines by more than 10% from the Commodity Starting Level, you will lose 1.11111% of the principal amount of notes for every 1% decline in the Commodity Closing Level as compared to the Commodity Starting Level. You will lose some or all of your principal if the Commodity Closing Level declines by 10% or more from the Commodity Starting Level. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest payments, in exchange for the opportunity to receive a premium payment if the notes are called. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  The first Review Date, and therefore the earliest date on which a call may be initiated, is February 22, 2011†.
  Senior unsecured debt obligations of JPMorgan Chase & Co. maturing December 2, 2011†.
  Minimum denominations of $20,000 and integral of $1,000 multiples thereafter.
  The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 164-A-II, will supersede the terms set forth in product supplement no. 164-A-II.
  The notes priced on November 19, 2010 and are expected to settle on or about November 24, 2010.

Key Terms

Automatic Call*:

If the arithmetic average of the Copper Price on five trading days, consisting of the four trading days immediately preceding any Review Date (each such day an “Averaging Date,” and collectively the “Averaging Dates”) and such Review Date, is greater than or equal to the Trigger Price, the notes will be automatically called on such Review Date for a cash payment per note that will vary depending on the applicable Review Date and call premium.

Trigger Price:	For each Review Date, 102.50% of the Commodity Starting Level.
Payment if Called:

If there is an Automatic Call, for every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium calculated as follows:

• 4.25% × $1,000 if called on the first Review Date
• 8.50% × $1,000 if called on the second Review Date
• 12.75% × $1,000 if called on the third Review Date
• 17.00% × $1,000 if called on the final Review Date

If the notes are automatically called on a Review Date other than the final Review Date, we will redeem each note and pay the applicable call premium on the third business day after the applicable Review Date†. If the notes are called on the final Review Date, we will redeem each note and pay the applicable call premium on the Maturity Date†.

Payment at Maturity:

If the notes are not called and a mandatory redemption is not triggered and the Commodity Closing Level declines from the Commodity Starting Level by not more than 10%, you will receive the principal amount of your notes at maturity.

If the notes are not called and a mandatory redemption is not triggered and the Commodity Closing Level declines from the Commodity Starting Level by more than 10%, you will lose 1.11111% of the principal amount of your notes for every 1% decline in the Commodity Closing Level beyond 10%, as compared to the Commodity Starting Level and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Commodity Return + 10.00%) × 1.11111]

Assuming the notes are not called, you will lose some or all of your initial principal amount note at maturity if the Commodity Closing Level has declined by more than 10% from the Commodity Starting Level.

Buffer Amount:	10%
Downside Leverage Factor:	1.11111
Commodity Return:	Commodity Closing Level – Commodity Starting Level Commodity Starting Level
Commodity Starting Level:	$8,405.50, which was the Copper Price on the strike date.
Commodity Closing Level*:	The arithmetic average of the Copper Price on five trading days, consisting of the four Averaging Dates immediately preceding the final Review Date and such final Review Date.
Review Dates†:

February 22, 2011 (first Review Date), May 23, 2011 (second Review Date), August 22, 2011 (third Review Date) and November 29, 2011 (final Review Date), or if any such day is not a business day, the applicable Review Date will be the following business day.

Copper Price:

On any trading day, the official cash settlement price per metric ton of Grade A Copper, stated in U.S. dollars, as calculated by the London Metal Exchange (the “LME”) and displayed on Bloomberg under the symbol “LOCADY”, on such trading day.

Strike Date:	November 22, 2010
Maturity Date†:	December 2, 2011
CUSIP:	48124A2Z9
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” or “Description of Notes — Automatic Call,” as applicable, in the accompanying product supplement no. 164-A-II or early acceleration in the event of a commodity hedging disruption event as described under “General Terms of Notes – Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement no. 164-A-II and “Selected Risk Considerations – Commodity Spot Contracts Are Subject to Uncertain Legal and Regulatory Regimes” herein.

*

If a market disruption event exists on any Averaging Date, the Copper Price on the next succeeding Averaging Date for which no market disruption event occurs or is continuing will be the Copper Price for such disrupted Averaging Date (and will also be the Copper Price for the originally scheduled Averaging Date). If a market disruption event occurs or is continuing on the Averaging Date immediately preceding a Review Date, the Copper Price on such Review Date will be the Copper Price for such Averaging Date (and will also be the Copper Price for such Review Date).

Investing in the Quarterly Review Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 164-A-II and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying product supplement no. 164-A-II or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$10	$990

Total	$2,814,000	$28,140	$2,785,860

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-20 of the accompanying product supplement no. 164-A-II.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-38 of the accompanying product supplement no. 164-A-II.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $10.00 per $1,000 principal amount note.

The agent for this offering, JPMS, is an affiliate of ours. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-38 of the accompanying product supplement no. 164-A-II.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

November 19, 2010

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 164-A-II dated November 8, 2010. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated November 16, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 164-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 164-A-II dated November 8, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210004914/e40768_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Supplemental Information Relating to the Terms of the Notes

For purposes of the notes:

Notwithstanding the definition of Automatic Call set forth in the accompanying product supplement no. 164-A-II, Automatic Call means that if the arithmetic average of the Copper Price on five trading days, consisting of the four trading days immediately preceding any Review Date (each such day an “Averaging Date,” and collectively the “Averaging Dates”) and such Review Date, is greater than or equal to the Trigger Price, the notes will be automatically called on such Review Date for a cash payment per note that will vary depending on the applicable Review Date and call premium. If a market disruption event exists on any Averaging Date, the Copper Price on the next succeeding Averaging Date for which no market disruption event occurs or is continuing will be the Copper Price for such disrupted Averaging Date (and will also be the Copper Price for the originally scheduled Averaging Date). If a market disruption event occurs or is continuing on the Averaging Date immediately preceding a Review Date, the Copper Price on such Review Date will be the Copper Price for such Averaging Date (and will also be the Copper Price for such Review Date).

Notwithstanding the definition of Commodity Closing Level set forth in the accompanying product supplement no. 164-A-II, the Commodity Closing Level is the arithmetic average of the Copper Price on five trading days, consisting of the four Averaging Dates immediately preceding the final Review Date and such final Review Date.

JPMorgan Structured Investments — Quarterly Review Notes Linked to Copper	PS-1

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following tables illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Copper Price. The following tables assume a Commodity Starting Level of $8,400 and a hypothetical Trigger Price of $8,610 on each Review Date (which is not the actual Commodity Starting Level or Trigger Price applicable to these notes). The tables reflects the Buffer Amount of 10%, the Downside Leverage Factor of 1.11111 and that the percentages used to calculate the call premium amount applicable to the four Review Dates are 4.25%, 8.50%, 12.75% and 17.00%, respectively, regardless of the appreciation of the Copper Price, which may be significant. There will be only one payment on the notes whether called or at maturity. An entry of “n/a” with respect to the first table indicates that the notes would not be called on the applicable Review Date and no payment for any automatic call would be made for such date and with respect to the second table indicates that the notes would be called on the final Review Date (in which case your payment would be calculated according to example 2). The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

The following table and examples 1 and 2 illustrate how to calculate the total return when the notes are automatically called:

* For each Review Date, the arithmetic average of the Copper Price on five trading days consisting of the four Averaging Dates immediately preceding such Review Date and such Review Date.

Example 1: The Copper Price increases from the Commodity Starting Level of $8,400 to a Copper Price of $8,620 on the first Averaging Date, decreases to $8,605 on the second Averaging Date, increases to $8,615 on the third Averaging Date, increases to $8,625 on the fourth Averaging Date and decreases to $8,585 on the First Review Date. Because the arithmetic average of the Copper Price on the four applicable Averaging Dates and the first Review Date of $8,610 is equal to the hypothetical Trigger Price of $8,610, the notes are automatically called on the first Review Date, and the investor receives a single payment of $1,042.50 per $1,000 principal amount note.

Example 2: The arithmetic average of the Copper Price for any Review Date and for its applicable Averaging Dates is less than the hypothetical Trigger Price with respect to the first three Review Dates. The Copper Price on the final Review Date and its applicable Averaging Dates are $8,615, $8,625, $8,620, $8,635 and $8,630, respectively. Because (a) the arithmetic average of the Copper Price on any Review Date and its applicable Averaging Dates with respect to the each of the first three Review Dates is less than the hypothetical Trigger Price of $8,610, and (b) the arithmetic average of the Copper Price on the final Review Date and its applicable Averaging Dates is greater than the hypothetical Trigger Price of $8,610, the notes are automatically called on the final Review Date and the investor receives a single payment of $1,170 per $1,000 principal amount note.

JPMorgan Structured Investments — Quarterly Review Notes Linked to Copper	PS-2

The following table and examples 3 and 4 illustrate how to calculate the total return when the notes are not automatically called:

Example 3: The arithmetic average of the Copper Price for any Review Date and for its applicable Averaging Dates is less than the hypothetical Trigger Price with respect to each Review Date. The Copper Price decreases from the Commodity Starting Level of $8,400 to a Commodity Closing Level of $7,980. Because (a) the Copper Price on each of the Review Dates is less than the hypothetical Trigger Price on each of the four Review Dates of $8,610, and (b) the Commodity Closing Level has not declined by more than 10% from the Commodity Starting Level, the notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 4: The arithmetic average of the Copper Price for any Review Date and for its applicable Averaging Dates is less than the hypothetical Trigger Price with respect to each Review Date. The Copper Price decreases from the Commodity Starting Level of $8,400 to a Commodity Closing Level of $5,040. Because (a) the Copper Price on each of the Review Dates is less than the hypothetical Trigger Price on each of the four Review Dates of $8,610, and (b) the Commodity Closing Level has declined by more than 10% from the Commodity Starting Level, the notes are not called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-40% + 10%) × 1.11111] = $666.67

Selected Purchase Considerations

  LIMITED APPRECIATION POTENTIAL — If the arithmetic average of the Copper Price on any Review Date and its applicable Averaging Dates is greater than or equal to the Trigger Price, your investment will yield a payment per $1,000 principal amount note of $1,000 plus (i) 4.25% × $1,000 if called on the first Review Date, (ii) 8.50% × $1,000 if called on the second Review Date, (iii) 12.75% × $1,000 if called on the third Review Date and (iv) 17.00% × $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due. Accordingly, you may lose some or all of your investment at maturity.
  POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is one year, the notes will be called before maturity if the arithmetic average of the Copper Price on any Review Date and its applicable Averaging Dates is at or above the Trigger Price, and you will be entitled to the applicable payment corresponding to such Review Date as set forth on the cover of this pricing supplement.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of notes is protected against a decline in the Commodity Closing Level, as compared to the Commodity Starting Level, of up to the Buffer Amount of 10%. If the Copper Price declines by more than 10%, you will lose 1.11111% of the principal amount for every 1% decline of the Copper Price over the term of the notes beyond 10%.
  EXPOSURE TO THE COPPER PRICE — The Commodity Return reflects the performance of copper, expressed as a percentage, from the Commodity Starting Level to the official cash settlement price per metric ton of Grade A Copper, stated in U.S. dollars, as calculated by the LME and displayed on Bloomberg under the symbol “LOCADY” on the Observation Date. For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 164-A-II.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 164-A-II. As described therein, we and you will agree to characterize and treat the notes for U.S. federal income tax purposes as “open transactions”. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, it is reasonable to treat your purchase and ownership of the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. Additionally, because your notes are linked to one or more precious or industrial metals it is possible that the Internal Revenue Service could assert that your notes should be treated as wholly or partially giving rise to “collectibles” gain or loss if you hold your notes for more than one year. “Collectibles” gain is currently subject to tax at marginal rates of up to 28%. You should consult your tax advisor regarding your particular circumstances. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated as “contingent payment debt instruments,” as discussed in the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 164-A-II.

JPMorgan Structured Investments — Quarterly Review Notes Linked to Copper	PS-3

Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Subject to certain assumptions and representations received from us, the discussion in this section entitled “Capital Gains Tax Treatment”, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in copper. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 164-A-II dated November 8, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — If the notes are not automatically called and the Commodity Closing Level has declined by 10% from the Commodity Starting Level, you will lose 1.11111% of your principal amount at maturity for every 1% decline in the Commodity Closing Level, as compared to the Commodity Starting Level. You may lose up to 100% of your initial investment.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity or upon an automatic call, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes.
  LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this pricing supplement, regardless of the appreciation of the price of copper, which may be significant. Because the Copper Price at various times during the term of the notes could be higher than on the Averaging Dates, Review Dates or at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in copper.
  COMMODITY PRICES ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY, WHICH COULD LEAD TO A HIGH AND UNPREDICTABLE VOLATILITY IN THE COPPER PRICE — Market prices of the commodities underlying the Copper Price tend to be highly volatile. Commodity market prices are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to rapid fluctuations based on numerous factors, including changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather and agricultural, trade, fiscal and exchange control policies. Many commodities are also highly cyclical. These factors may have a larger impact on commodity prices and commodity-linked instruments than on traditional fixed-income and equity securities. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. These and other factors may affect the Copper Price, and thus the value of your notes, in unpredictable or unanticipated ways. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.
  COMMODITY SPOT CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES — The commodity spot contracts that underlie the Copper Price are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the Copper Price. The effect on the value of the notes of any future regulatory change, including but not limited to changes resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act, which was enacted on July 21, 2010, is impossible to predict, but could be substantial and adverse to your interest. In addition, the United States Congress has considered legislation that might, if enacted, subject us to position limits on positions in certain commodity contracts. Such restrictions may result in a modification of the rules, which may, in turn, have a negative effect on the Copper Price and your payment, if any, at maturity. Furthermore, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see “General Terms of Notes – Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement no. 164-A-II.
  YOUR INVESTMENT IS SUBJECT TO A REINVESTMENT RISK — If the notes are subject to an automatic call on the first Review Date, the second Review Date or the third Review Date, the holding period over which you would

JPMorgan Structured Investments — Quarterly Review Notes Linked to Copper	PS-4

  receive your return will be less than the full term of the notes. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk following an automatic call on any of the first three Review Dates.
  NO OWNERSHIP OF COPPER OR OTHER COPPER RELATED CONTRACTS — As a holder of the notes, you will not receive the return you would receive if you had actually purchased copper or exchange-traded or over-the-counter instruments based on copper. You will not have any rights that holders of such assets or instruments would have.
  THERE ARE RISKS ASSOCIATED WITH AN INVESTMENT LINKED TO COPPER — The Copper Price is primarily affected by the global demand for and supply of copper, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for copper is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important to demand for copper include the electrical and construction sectors. In recent years, demand has been supported by strong consumption from newly industrializing countries due to their copper-intensive economic growth and industrial development. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for copper in various applications. Their availability and price will also affect demand for copper. Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. The supply of copper is also affected by current and previous price levels, which will influence investment decisions in new smelters. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity. It is not possible to predict the aggregate effect of all or any combination of these factors. For additional information about copper, see the information set forth under “The Commodities” in the accompanying product supplement no. 164-A-II.
  THE COPPER PRICE IS DETERMINED BY THE LME, AND THERE ARE CERTAIN RISKS RELATING TO THE COPPER PRICE BEING DETERMINED BY THE LME — Your notes are linked to the performance of Copper, which is traded on the LME. Investments in securities linked to the value of commodities that are traded on non-U.S. exchanges involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets. In addition, the LME is a principals’ market which operates in a manner more closely analogous to the over-the counter physical commodity markets than regulated futures markets. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery up to 27 and 15 months forward following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations occur on any Review Date, the official U.S. dollar cash buyer settlement price per metric ton of Grade A Copper and, consequently, the Commodity Return, could be adversely affected. The LME has no obligation to consider your interests in calculating or revising the official cash settlement price per metric ton of Grade A Copper. For additional information about copper, see the information set forth under “The Commodities” in the accompanying product supplement no. 164-A-II.
  SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY — The notes are linked exclusively to the Copper Price and not to a diverse basket of commodities or a broad-based commodity index. The Copper Price may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or a broad-based commodity index.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment upon an automatic call or at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the Copper Price on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of copper;
    supply and demand trends for copper;
    the time to maturity of the notes;
    interest and yield rates in the market;
    a variety of economic, financial, political, regulatory, geographical or judicial events that affect copper or commodities markets generally; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Quarterly Review Notes Linked to Copper	PS-5

Historical Information

The following graph sets forth the historical performance of the Copper Price based on the weekly Copper Price from January 7, 2005 through November 19, 2010. The Copper Price on November 22, 2010 was $8,405.50. We obtained the Copper Prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical cash settlement prices of copper should not be taken as an indication of future performance, and no assurance can be given as to the Copper Price on any Review Date. We cannot give you assurance that the performance of copper will result in the return of any of your initial investment.

JPMorgan Structured Investments — Quarterly Review Notes Linked to Copper	PS-6